UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE MILLS CORPORATION

(Name of Subject Company (Issuer))

Simon Property Group, Inc. (Other Person)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $.01 par value per share
(Title of Class of Securities)

601148109
(CUSIP Number of Class of Securities)

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*                                         In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

On February 5, 2007, Simon Property Group, Inc. (“Simon”), the sole General Partner of Simon Property Group, L.P., and Farallon Capital Management, L.L.C. issued a press release announcing that they have sent a letter to the Board of Directors of The Mills Corporation (the “Company”) proposing to enter into a merger agreement to acquire the Company.  The proposed merger would be initiated through a cash tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company.  The press release is attached hereto as Exhibit 99.1.

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company by a joint venture entity (the “JV Entity”) to be formed by Simon Property Group, L.P. and certain funds managed by Farallon Capital Management, L.L.C.

This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. The JV Entity has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that is selected by the Company. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Item 12. Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*

(Signature)

*

(Name and title)

February 5, 2007

(Date)

*                                         In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.